Exhibit (a)(1)(N)

SCHUFF ACQUISITION CORPORATION
1841 West Buchanan Street
Phoenix, Arizona 85007
Telephone: (602) 452-4497 or (602) 452-4467 – Facsimile: (602) 744-0309
Email: julie.hall@schuff.com (information agent)

May 28, 2004

To the stockholders of Schuff International, Inc.:

     Schuff Acquisition Corp., an entity wholly owned by David A. Schuff, Chairman of the Board of Schuff International, Inc., Scott A. Schuff, President and Chief Executive Officer of Schuff International and their affiliates, has extended the expiration date of the tender offer to purchase all of the outstanding shares of Schuff International, Inc. for $2.30 per share. The Offer was previously scheduled to expire at 5:00 p.m., Denver time, on Friday May 28, 2004. The new expiration date is 5:00 p.m., Denver time, on Thursday June 10, 2004. As a consequence of the extension of the expiration date, Schuff International’s stockholders may tender or withdraw their shares until 5:00 p.m., Denver time on Thursday June 10, 2004, unless the Offer is further extended.

     Schuff Acquisition Corp. has been advised by Computershare Trust Company, Inc., the depositary for the Offer, that as of 5:00 p.m. on Friday May 28, 2004, Schuff International stockholders had tendered and not withdrawn 790,261 shares pursuant to the Offer. Such shares, together with the shares already owned by Schuff Acquisition Corp., represent approximately 82.4% of Schuff International’s outstanding common stock (and approximately 35% of the shares not owned by Schuff Acquisition Corp. and the executive officers and directors of Schuff International).

     Schuff Acquisition Corp. has waived the Minimum Condition of the Offer, which conditioned the offer on the tender of a sufficient number of Schuff International shares such that, after the Schuff International shares are purchased pursuant to the Offer, SAC would own at least 90% of the outstanding shares of Schuff International common stock.

     Questions and requests for assistance may be directed to the Information Agent at the address and telephone numbers set forth below. Questions and requests for additional copies of the Offer to Purchase, the Supplement to the Offer to Purchase, the Letter of Transmittal, and any amendments to the tender offer materials filed with the Securities and Exchange Commission and related materials may be directed to Julie Hall of Schuff Acquisition Corp. ((602) 452-4497), the Information Agent with respect to the Offer. You may also contact your broker, dealer, commercial bank, trust company, or other nominee for assistance concerning the tender offer.

Contact Information for Information Agent for the Offer is:

Schuff Acquisition Corp.
Attention: Julie Hall
1841 West Buchanan
Phoenix, Arizona 85007
Email: julie.hall@schuff.com

or

CALL: (602) 452-4497 or (602) 452-4467